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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.            )*

Invenda Corporation

(Name of Issuer)

Common Stock, US $0.01 par value per share

(Title of Class of Securities)

46122L109

(CUSIP Number)

Kamran Amjadi,

6901 Rockledge Drive, 6th Floor,

Bethesda, Maryland 20817

(240) 333-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 46122L109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) US Venture 05, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 4,683,520 8. Shared Voting Power 0(1) 9. Sole Dispositive Power 4,683,520 10. Shared Dispositive Power 0(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,683,520
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 28.4%
14.	Type of Reporting Person (See Instructions) CO

(1)	Peter Friedli resigned as President of US Venture 05, Inc. (“US Venture 05”) on September 16, 2008 and therefore, no longer shares voting or investment power with US Venture 05. Accordingly, Mr. Friedli is no longer deemed to beneficially own the shares of common stock reported herein by US Venture 05.

CUSIP No. 46122L109

Item 1.	Security and Issuer

This Schedule 13D filing (the “Schedule 13D”) relates to the ownership of shares of common stock, $0.01 par value per share (the “Common Stock”), of Invenda Corporation, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located as 6901 Rockledge Drive, 6th Floor, Bethesda, Maryland.

Item 2.	Identity and Background

(a)	US Venture 05;

(b)	US Venture 05’s business address is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland;

(c)	US Venture 05’s principal business is venture capital investing in biotechnology, communications, technology and Internet companies; and

(d)-(e)	During the last five years, US Venture 05 has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and has not been and is not currently subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal securities laws or any state thereof or finding of any violation with respect to such laws. For additional information, please refer to Schedule I hereto.

Item 3.	Source and Amount of Funds or Other Consideration

(a)	Source of Funds: Not Applicable. Please see Item 4 and 5 below.

(b)	Amount of Funds: Not Applicable. Please see Item 4 and 5 below.

Item 4.	Purpose of Transaction

On September 16, 2008, Peter Friedli resigned as President of US Venture 05. As a result of this resignation, Mr. Friedli is no longer the beneficial owner of those shares of Issuer Common Stock held by US Venture 05.

Item 5.	Interest in Securities of the Issuer

(a)	The aggregate number and percentage of Common Stock and the Issuer’s derivative securities (including all warrants and options reported in this Schedule 13D are hereinafter referred to as the “Derivative Securities”) to which this Schedule 13D relates is 4,683,520 Common Stock, representing 28.4% of the shares of the Issuer. The total number of shares of Common Stock of the Issuer is arrived at by adding the number of shares of Common Stock outstanding as of the date of this report to the number of shares that would be received by the Reporting Persons if they were to convert all of the Derivative Securities held by them into Common Stock of the Issuer within 60 days of the date of this report.

(b)	US Venture 05 beneficially owns 4,683,520 shares of Common Stock. US Venture 05 has sole voting and investment power with respect all 4,683,520 shares.

(c)	On September 16, 2008, Peter Friedli resigned as President of US Venture 05. As a result of this resignation, Mr. Friedli is no longer the beneficial owner of 4,683,520 shares of Common Stock held by US Venture 05.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 25, 2008

US VENTURE 05, INC.

/s/ Yves Huwyler
By:	Yves Huwyler
Title:	President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

The following sets forth as to each of the executive officers and directors of the undersigned: (1) his name; (2) his business address; (3) his present principal occupation or employment and (4) the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is the company under which his name is listed, the business address of each person listed below is c/o Friedli Corporate Finance AG, Freigustrasse 5, 8002 Zurich, Switzerland and each such person listed below is a citizen of Switzerland. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

US VENTURE 05, INC.

Directors and Executive Officers

1.	Yves Huwyler, Director and President
2.	Luis A. Davis, Director and Treasurer
3.	Pamela D. Hall, Director and Secretary